MIND CTI Reports Cash Flow from Operating Activities of $6.3 Million in 2010
13% Revenue Growth in 2010 over 2009
* Board Declares Cash Dividend

Yoqneam, Israel, February 16, 2011 — MIND C.T.I. LTD. (Nasdaq GM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced results for the fourth quarter and year ended December 31, 2010.

Financial Highlights of Q4 2010
•	Revenues of close to $5 million, similar to the fourth quarter of 2009
•	Operating income was $1.8 million, compared with GAAP operating income of $1.2 million in the fourth quarter of 2009.
•	Net income of $1.9 million or $0.10 per share, compared with GAAP net income of $1.1 million or $0.06 per share in the fourth quarter of 2009
•	One new win and one new upgrade

Year 2010 Financial Highlights
•	Revenues of $19.9 million, a 13% growth over $17.6 million in 2009
•
Operating income was $5.0 million, or 25 % of revenue, including a non-cash impairment of goodwill and intangible assets of $993 thousand and equity-based compensation expense of $139 thousand, compared with operating income of $2.2 million in 2009.

•	Net income of $4.9 million, or $0.26 per share
•	Cash flow from operating activities was $6.3 million.
•	Cash position of $20.5 million as of December 31, 2010
•	Backlog as of December 31, 2010 includes approximately $12.2 million that is expected to be billed by 2011 year-end.
•	Four new wins and multiple upgrades

Monica Iancu, Chairperson and CEO, commented: "We are pleased with our overall execution, the year-to-year growth, our customer satisfaction and our on-time deliveries as well as our new wins. We plan to slightly increase our professional services teams as we support an enhanced customer base with larger projects. We believe that the reputation and experience we have built over more than a decade will help us continue to win new deals, of increased size and scope.”

Revenue Distribution for Q4 2010
Sales in the Americas represented 45.5 % and sales in Europe represented 39.9 % of total revenue.
Revenue from our customer care and billing software totaled $3.5 million, while revenue from our enterprise call accounting software was $1.5 million. Revenue from licenses was $1.8 million, or 35.1 % and $3.2 million, or 64.9 % from maintenance and additional services.

Revenue Distribution for Full Year 2010
Sales in the Americas represented 45.9 % and sales in Europe represented 39.2 % of total revenue.
Revenue from our customer care and billing software totaled $15.7 million, while revenue from our enterprise call accounting software was $4.2 million. Revenue from licenses was $6.6 million, or 33.0 % and $13.3 million, or 67.0 % from maintenance and additional services, in line with our expectations.

Dividend Distribution
As previously announced, following the Board of Directors resolution, the Company sought and received the court approval formally required in order to enable a dividend distribution of up to $6 million, out of its current assets.

Based on the new policy and the amount approved by the court, while taking into consideration the strong cash flow in 2010 and the remaining cash after the distribution, the Board declared a cash dividend of $0.32 per share before withholding tax.

The record date for the dividend will be February 28, 2011 and the payment date will be March 21, 2011. Tax will be withheld at a rate of 20%.

Appointment of CFO
After serving as Interim CFO since August 2010, MIND appointed Mr. Aviram Cohen as permanent CFO. Aviram joined MIND as Controller in June 2006. Before joining us, he served as an auditor and accountant since 2002 at Ernst & Young, (Haifa, Israel). Aviram is a Certified Public Accountant and holds a B.A. degree in Accounting and Economics from Haifa University.

Conference Call Information
MIND will host a conference call on February 17, 2011 at 10:30 a.m., Eastern Time, to discuss the Company's fourth quarter 2010 results and other financial and business information. The call will be carried live on the Internet via www.earnings.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K as well.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year
	ended		ended
	December 31		December 31
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9
	U.S. $ in thousands
	(except per share data)

Revenues	$4,991	$4,969	$19,886	$17,574
Cost of revenues	1,333	1,527	6,167	6,413
Gross profit	3,658	3,442	13,719	11,161

Research and development expenses	1,051	1,022	4,057	4,448
Selling and marketing expenses	469	586	2,119	2,220
General and administrative expenses	296	588	1,555	2,324
Impairment of goodwill			586
Impairment of intangible asset			407
Operating income	1,842	1,246	4,995	2,169

Financial income (expenses):
Auction rate securities settlement		-		18,500
Impairment of auction rate securities		(42)		(941)
Other financial income (expenses) - net	57	1	49	256
Income (loss) before taxes on income	1,899	1,205	5,044	19,984

Taxes on income	39	60	188	197

Net Income	$1,860	$1,145	$4,856	$19,787

Earning per ordinary share:
Basic and Diluted	$0.10	$0.06	$0.26	$1.04

Weighted average number of ordinary shares used in computation of earnings per ordinary share -
in thousands:

Basic	18,494	18,601	18,467	19,012

Diluted	18,669	18,601	18,613	19,012

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2 0 1 0	2 0 0 9
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$17,582	$15,995
Short term bank deposits	2,905	2,183
Accounts receivable:
Trade	1,585	1,246
Other	154	201
Prepaid expenses	164	91
Deferred cost of revenues	199	141
Other current assets	30	34
Total current assets	22,619	19,891

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Severance pay fund	1,512	1,208
Deferred cost of revenues	66	125
Deferred income tax	-	-
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	834	1,043
INTANGIBLE ASSETS, net of accumulated amortization		655
GOODWILL	5,430	6,029
Total assets	$30,461	$28,951

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$244	$450
Other	1,236	1,581
Deferred revenues	3,020	2,545
Total current liabilities	4,500	4,576
LONG TERM LIABILITIES :
Deferred revenues	276	216
Employee rights upon retirement	1,702	1,472
Total liabilities	6,478	6,264

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	39,319	39,105
Differences from translation of foreign currency financial statements of a subsidiary	(1,140)	(1,052)
Treasury shares	(2,800)	(2,800)
Accumulated deficit	(11,450)	(12,620)
Total shareholders’ equity	23,983	22,687
Total liabilities and shareholders’ equity	$30,461	$28,951

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year
	ended		ended
	December 31		December 31
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9
	U.S. $ in thousands
Cash flows from operating activities:
Net Income	$1,860	$1,145	$4,856	$19,787

Adjustments to reconcile net income to net cash provided by operating activities:
Auction rate securities settlement				(18,500)
Depreciation and amortization	89	188	582	778
Impairment of auction rate securities		42		941
Impairment of goodwill			586
Impairment of intangible asset			407
Deferred income taxes, net		48		113
Accrued severance pay	(129)	(5)	134	39
Capital loss (gain) on sale of equipment - net		2	(15)	(10)
Employees share-based compensation expenses	63	36	139	143

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(630)	1,365	(352)	2,265
Other	66	23	44	(51)

Decrease (increase) in prepaid expenses and work in process	(66)	(55)	(74)	270
Decrease in inventories	4	2	4	2

Increase in accounts payable and accruals:
Trade	(395)	(96)	(207)	(19)
Other	(180)	(96)	(336)	(169)

Increase (decrease) in deferred revenues	252	(578)	536	677
Net cash provided by operating activities	934	2,021	6,304	6,266

Cash flows from investing activities:
Proceeds from cash settlement				18,500
Purchase of property and equipment	(33)	(128)	(171)	(367)
Severance pay funds	4	(38)	(208)	(416)
Investment in short term bank deposits	(681)	2,024	(722)	(2,183)
Proceeds from sale of property and equipment		71	40	194
Net cash provided by (used in) investing activities	(710)	1,929	(1,061)	15,728

Cash flows from financing activities:
Cost of acquisition of treasury shares		(472)		(1,169)
Employee stock options exercised and paid	4		75
Dividend paid		(14,780)	(3,686)	(14,780)
Net cash provided by (used in) financing activities	4	(15,252)	(3,611)	(15,949)

Translation adjustments on cash
and cash equivalents	(45)	28	(45)	228
Increase (decrease) in cash and cash equivalents	183	(11,274)	1,587	6,273

Balance of cash and cash equivalents at beginning of period	17,399	27,269	15,995	9,722
Balance of cash and cash equivalents at end of period	$17,582	$15,995	$17,582	$15,995